July 29, 2013

Ms. Michelle Stasny
Securities and Exchange Commission
Division of Corporation Finance
Office of Structured Finance
Washington, D.C. 20549

Re:	WFRBS Commercial Mortgage Trust 2011-C5
WFRBS Commercial Mortgage Trust 2012-C6
WFRBS Commercial Mortgage Trust 2012-C8
Forms 10-K for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File No. 333-172366-01, 333-172366-02 and 333-172366-03

The Royal Bank of Scotland plc
Form ABS-15G for the Reporting Period January 1, 2012 to December 31, 2012
Filed February 13, 2013
File No. 025-00538

Liberty Island Group I LLC
Form ABS-15G for the Reporting Period January 1, 2012 to December 31, 2012
Filed February 11, 2013
File No. 025-01194

Dear Ms. Stasny:

Thank you for taking the time to speak with me today regarding the above-referenced filings.  In regard to our conversation, I would like to confirm that we are diligently working on a response to your letter dated June 28, 2013.  We anticipate providing you with a response no later than, Tuesday, August 13, 2013.

Ms. Michelle Stasny
July 29, 2013

Please do not hesitate to contact me if you have any additional questions or concerns.

Very truly yours,

/s/ David Burkholder

David Burkholder

cc:           Jeff Blake, Esq.
Anthony Sfarra
Joseph Kelly, Esq.